Onfolio Holdings Inc.

August 16, 2022

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire DeLabar, Senior Staff Accountant Robert Littlepage, Accounting Branch Chief Kyle Wiley, Staff Attorney Jeff Kauten, Staff Attorney

Re:	Onfolio Holdings Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed July 25, 2022 File No. 333-264191

Dear Staff Members:

Onfolio Holdings Inc. is providing this Amendment No. 5 to its Registration Statement on Form S-1, which includes the company’s June 30, 2022 financial information and reflects the company’s 1-for-4.7619 reverse stock split.

Sincerely,

/s/Dominic Wells
Dominic Wells, Chief Executive Officer, Onfolio Holdings Inc.

cc:	David M. Bovi, P.A. EF Hutton, division of Benchmark Investments, LLC Carmel, Milazzo & Feil LLP BF Borgers CPA PC